

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 24, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Anheuser-Busch InBev Worldwide Inc., guaranteed by Anheuser-Busch Companies, LLC, AnheuserBusch InBev SA/NV, Anheuser-Busch InBev Finance Inc., Brandbrew SA, Brandbev S.à r.l., Cobrew NV under the Exchange Act of 1934.

- 4.150% Notes due 2025
- 4.750% Notes due 2029
- 4.900% Notes due 2031
- 5.450% Notes due 2039
- 5.550% Notes due 2049
- 5.800% Notes due 2059

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.